NEWS RELEASE

New York - AG	May 7, 2025
Toronto - AG
Frankfurt - FMV
First Majestic Announces Financial Results for Q1 2025 with Record Cash Position and Announces Quarterly Dividend Payment
Vancouver, BC, Canada - First Majestic Silver Corp. (NYSE:AG) (TSX:AG) (FSE:FMV) (the "Company" or “First Majestic”) is pleased to announce the Company’s unaudited condensed interim consolidated financial results for the first quarter ended March 31, 2025. The full version of the financial statements and the accompanying management’s discussion and analysis can be viewed on the Company’s website at www.firstmajestic.com or on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov/edgar. All amounts are in U.S. dollars unless stated otherwise.

“Our robust production for Q1 has yielded strong financial performance for the quarter” said Keith Neumeyer, President & CEO. “We have hit multiple record financial metrics including a record $110 million in cash flow from operations and the highest treasury balance in the Company’s 21+ year history, our balance sheet has never been stronger, and we are on track to have a stellar year. Our focus remains to deliver on our commitments in producing safe and profitable ounces.”
FIRST QUARTER HIGHLIGHTS
•Record Cash Position: The Company ended the quarter with the highest cash and restricted cash balance in its history of $462.6 million consisting of $351.3 million in cash and cash equivalents and $111.3 million in restricted cash. The Company’s liquidity position has further improved to a record $544.4 million, consisting of $404.8 million of working capital and $139.6 million of undrawn revolving credit facility, and excluding $111.3 million held in restricted cash.
•Record Silver Production (+88% Y/Y): The Company produced 7.7 million silver equivalent (“AgEq”) ounces in Q1 2025 representing 26% of the mid-point of the Company’s 2025 production guidance, including a quarterly silver production record of 3.7 million silver ounces, an 88% increase when compared to 2.0 million silver ounces produced in Q1 2024. Gold production also increased by 1% to 36,469 ounces.
•Record Quarterly Revenue (+130% Y/Y): The Company generated record quarterly revenue of $243.9 million in the first quarter (57% from silver sales), representing a 130% increase compared to $106.0 million in the first quarter of 2024.
•Held Inventory: The Company held 620,043 silver ounces in finished goods inventory as at March 31, 2025, inclusive of coins and bullion. The fair value of this inventory as at March 31, 2025 was $21.1 million, which was not included in revenue during the first quarter.

•Record Mine Operating Earnings (+$64.1 million Y/Y): The Company achieved record quarterly mine operating earnings of $63.8 million, representing a significant increase compared to a mine operating loss of $0.3 million in the first quarter of 2024. The increase was primarily due to a 64% increase in payable AgEq ounces sold, including 74 days of production from Cerro Los Gatos, as well as a 37% increase in the average realized silver price, which was $32.50 per ounce during the quarter.
•Record Cash Flow from Operations (+$97.4 million Y/Y): Operating cash flow before changes in working capital and taxes in the quarter was a record $110.0 million, representing a significant increase compared to $12.6 million in the first quarter of 2024.
•Strong Free Cash Flow (+$42.6 million Y/Y): Free cash flow for the quarter totaled $43.5 million after paying $28.0 million in cash income taxes mainly related to the strong performance of Santa Elena in 2024 and unfavorable working capital adjustment of $26.5 million. This represented a significant increase compared to $0.9 million of free cash flow in the first quarter of 2024.
•Record Earnings Before Income Tax, Depreciation and Amortization1 (“EBITDA”) (+$92.2 million Y/Y): EBITDA for the quarter was $98.8 million, representing a significant increase compared to $6.6 million in the first quarter of 2024.
•Net Earnings (+$19.8 million Y/Y): Net earnings for the quarter were $6.2 million (EPS of $0.01) compared to a net loss of $13.6 million (EPS of ($0.05)) in the first quarter of 2024, representing a 146% increase year-over-year. Adjusted net earnings, normalized for non-cash or non-recurring items such as share-based payments, unrealized losses on marketable securities, acquisition costs and deferred income tax, were $20.9 million (EPS of $0.05) compared to an adjusted net loss of $18.4 million (EPS of ($0.06)) in the first quarter of 2024.
•Reduced Cash Costs (-9% Y/Y): Consolidated cash costs of $13.68 per AgEq ounce for the quarter represented a 9% reduction from $15.00 per AgEq ounce in the first quarter of 2024, and 6% below the mid-point of the Company’s 2025 cost guidance.
•Improved All-In Sustaining Cost ("AISC") (-11% Y/Y): Consolidated AISC in the first quarter was $19.24 per AgEq ounce, representing an 11% improvement from $21.53 per AgEq ounce in the first quarter of 2024, and 7% below the mid-point of 2025 cost guidance.
•Continued success at First Mint (+$6.9 million Y/Y): First Mint, LLC, the Company’s 100%-owned minting facility, generated quarterly sales of $7.9 million compared to $1.0 million in the first quarter of 2024.
•Completed Final Springpole Stream Payment: At the end of the quarter, the Company paid $5 million in cash to First Mining Gold Corp. (“First Mining”), representing the final payment due by the Company to First Mining in connection with the silver stream that the Company has over First Mining’s Springpole gold project located in Ontario, Canada. In consideration of accelerating the timing of this final payment and making the final payment in cash (as opposed to a combination of cash and shares, as originally required under the agreement governing the stream), First Mining agreed to extend the Company’s original warrants that were granted to the Company on July 20, 2020 to March 31, 2028, and to amend the exercise price of the warrants to CAD$0.20.
•Purchased Common Shares: The Company purchased and cancelled an aggregate of 262,500 common shares at an average price of CAD$8.20 per share through the facilities of the TSX pursuant to its normal course issuer bid during the three months ended March 31, 2025. In April, the Company further purchased and cancelled an additional 331,000 common shares under its normal course issuer bid at an average price of CAD$8.00 per share.

1 The Company reports certain non-GAAP measures which include EBITDA. These measures are widely used in the mining industry as a benchmark for performance, but do not have a standardized meaning under the Company's financial reporting framework and the methods used by the Company to calculate such measures may differ from methods used by other companies with similar descriptions. See “Non- GAAP Measures” at the end of this news release for further details of these measures.

•First Quarter Dividend: The Company declared a cash dividend of $0.0045 per common share for the first quarter of 2025 for shareholders of record as of the close of business on May 16, 2025, to be paid out on or about May 30, 2025 (Note: Under the Company’s dividend policy, the quarterly dividend per common share is targeted to equal approximately 1% of the Company’s net quarterly revenues divided by the Company’s then outstanding common shares. In the case of net revenues generated from the Cerro Los Gatos Silver Mine (the Company holds a 70% interest in the Los Gatos Joint Venture that owns and operates the mine), 70% of the net revenue from such mine, being the revenue that is attributable to the Company, is used for the purposes of the Company’s quarterly dividend calculation.
OPERATIONAL AND FINANCIAL HIGHLIGHTS

Key Performance Metrics	2025-Q1	2024-Q4	Change Q1 vs Q4	2024-Q1	Change Q1 vs Q1
Operational(1)
Ore Processed / Tonnes Milled	944,373	745,124	27%	588,651	60%
Silver Ounces Produced	3,704,503	2,353,865	57%	1,975,176	88%
Gold Ounces Produced	36,469	39,506	(8%)	35,936	1%
Silver Equivalent Ounces Produced	7,711,709	5,713,289	35%	5,162,283	49%
Cash Costs per Silver Equivalent Ounce(2)	$13.68	$13.82	(1%)	$15.00	(9%)
All-in Sustaining Cost per Silver Equivalent Ounce(2)	$19.24	$20.34	(5%)	$21.53	(11%)
Total Production Cost per Tonne(2)	$97.71	$96.63	1%	$128.23	(24%)
Average Realized Silver Price per Silver Equivalent Ounce(2)	$32.50	$29.84	9%	$23.72	37%

Financial (in $millions)
Revenues	$243.9	$172.3	42%	$106.0	130%
Mine Operating Earnings	$63.8	$48.2	32%	($0.3)	NM
Net (Loss) Earnings	$6.2	($13.5)	146%	($13.6)	146%
Operating Cash Flows before Non-Cash Working Capital and Taxes	$110.0	$62.4	76%	$12.6	NM
Capital Expenditures	$51.0	$36.1	41%	$28.2	81%
Cash and Cash Equivalents	$351.3	$202.2	74%	$102.1	NM
Restricted Cash	$111.3	$106.1	5%	$127.2	(13%)
Working Capital(2)	$404.8	$224.5	80%	$159.6	154%
Earnings before Interest, Tax, Depreciation and Amortization ("EBITDA")(2)	$98.8	$62.0	59%	$6.6	NM
Adjusted EBITDA(2)	$109.7	$64.8	69%	$12.0	NM
Free Cash Flow(2)	$43.5	$68.4	(36%)	$0.9	NM

Shareholders
(Loss) Earnings per Share ("EPS") – Basic	$0.01	($0.04)	125%	($0.05)	120%
Adjusted EPS(1)	$0.05	$0.03	67%	($0.06)	178%
NM - Not meaningful
1.Operational metrics calculated in the table above are reported on an attributable basis to account for the 70% ownership of the Cerro Los Gatos mine.
2.The Company reports certain non-GAAP measures which include cash costs per AgEq ounce produced, cash costs per Au ounce produced, AISC per AgEq ounce produced, all-in sustaining cost per Au ounce produced, total production cost per tonne, average realized silver price per AgEq ounce sold, average realized Au price per ounce sold, working capital, adjusted EPS, EBITDA, adjusted EBITDA, and free cash flow. These measures are widely used in the mining industry as a benchmark for performance, but do not have a standardized meaning under the Company's financial reporting framework and the methods used by the Company to calculate such measures may differ from methods used by other companies with similar descriptions. See “Non-GAAP Measures” at the end of this news release for further details of these measures.

FIRST QUARTER FINANCIAL RESULTS
The Company generated record quarterly revenue of $243.9 million in the first quarter of 2025 with 57% derived from silver sales, a 130% increase compared to $106.0 million of revenue generated in the same period in the prior year. This was primarily attributable to a 64% increase in payable AgEq ounces sold, driven by the addition of the Cerro Los Gatos Silver Mine to the Company’s portfolio of producing mines in Mexico on January 16, 2025, which contributed $90.5 million in revenue, along with improved production at San Dimas, which contributed $60.0 million in revenue. Further, the average realized silver price increased to $32.50 per ounce, representing a 37% increase compared to the first quarter of 2024.
At the end of the quarter, the Company reported the highest cash and restricted cash balance in its history of $462.6 million consisting of $351.3 million in cash and cash equivalents and $111.3 million in restricted cash. This represents an increase of 50% compared to $308.3 million at the end of the fourth quarter of 2024 consisting of $202.2 million in cash and cash equivalents and $106.1 million in restricted cash. Additionally, working capital reached a record high of $404.8 million, representing an 80% increase compared to $224.5 million in the fourth quarter of 2024.
Mine operating earnings for the quarter increased significantly to a record $63.8 million compared to a loss of $0.3 million in the first quarter of 2024. The increase in mine operating earnings was primarily attributed to the addition of the Cerro Los Gatos Silver Mine, which has contributed $27.6 million in mine operating earnings since the Company acquired the mine on January 16, 2025. Additionally, the strong performance at San Dimas and Santa Elena increased mine operating earnings by an additional $14.7 million and $13.9 million, respectively, compared to the first quarter of 2024.
Operating cash flow before changes in working capital and taxes in the quarter was a record $110.0 million, representing a significant increase compared to $12.6 million in the first quarter of 2024. This was primarily driven by a $64.1 million increase in mine operating earnings compared to the first quarter of 2024, resulting from the addition of the Cerro Los Gatos Silver Mine as well as strong performances at San Dimas and Santa Elena.
EBITDA for the quarter was a record $98.8 million, representing a significant increase compared to $6.6 million in the first quarter of 2024. The increase in EBITDA was primarily attributable to an increase in mine operating earnings.
Adjusted EBITDA normalized for non-cash or non-recurring items such as share-based payments, unrealized losses on marketable securities and acquisition costs for the quarter ended March 31, 2025 was $109.7 million, representing a significant increase compared to $12.0 million in the first quarter of 2024.
The Company reported net earnings for the quarter of $6.2 million (EPS of $0.01) compared to a net loss of $13.6 million (EPS of ($0.05)) in the first quarter of 2024. The increase in net earnings was primarily attributed to the higher mine operating earnings compared to the first quarter of 2024. This was partially offset by a non-cash depletion expense of $62.4 million (EPS of (0.16)), compared to $25.8 million (EPS of (0.09)) in the first quarter of 2024, a non-cash deferred income tax expense of $7.7 million (EPS of ($0.02)), compared to a non-cash deferred income tax recovery of $10.8 million (EPS $0.04) in the first quarter of 2024, as well as $5.6 million (EPS of (0.01)) in acquisition costs incurred as a result of the Company’s acquisition of Gatos Silver, Inc. On January 16, 2025.
Adjusted net earnings normalized for non-cash or non-recurring items such as share-based payments, unrealized losses on marketable securities, acquisition costs and deferred income tax for the quarter ended March 31, 2025 was $20.9 million (adjusted EPS of $0.05), representing a 213% increase compared to adjusted net loss of $18.4 million (adjusted EPS of ($0.06)) in the first quarter of 2024.
The Company’s total capital expenditures in the first quarter were $51.0 million, representing an 81% increase compared to $28.2 million in the first quarter of 2024, as capital expenditures at Cerro Los Gatos were included for the first time. Total capital expenditures mainly consisted of $23.1 million for underground development (2024 - $13.3 million), $15.5 million in exploration (2024 - $9.9 million), and $8.2 million in property, plant and equipment (“PP&E”) (2024 - $5.0 million).

FIRST QUARTER OPERATIONAL RESULTS
The table below represents the quarterly operating and cost performance results at each of the Company's four producing mines during the quarter.

First Quarter Production Summary	Cerro Los Gatos(1)	Santa Elena	San Dimas	La Encantada	Consolidated
Ore Processed / Tonnes Milled	193,825	270,203	231,190	249,155	944,373
Silver Ounces Produced	1,444,719	339,784	1,359,378	560,622	3,704,503
Gold Ounces Produced	794	21,408	14,241	26	36,469
Silver Equivalent Ounces Produced(2)	2,252,258(3)	2,259,772	2,636,689	562,990	7,711,709
Cash Costs per Silver Equivalent Ounce	$10.82	$12.92	$13.82	$26.03	$13.68
AISC per Silver Equivalent Ounce	$13.07	$15.46	$17.57	$31.68	$19.24
Total Production Cost per Tonne	$84.46	$94.28	$156.10	$57.56	$97.71
1.Cerro Los Gatos production was from January 16, 2025 to March 31, 2025 (74 days). All production and non-GAAP results shown in the table above are reported on an attributable basis to account for the Company’s 70% ownership of the Cerro Los Gatos mine through its joint venture ownership of the mine.
2.The metal prices that were used to calculate the silver equivalent ounces were, silver: $31.91/oz, gold: $2,862/oz, lead: $0.89/lb., zinc: $1.29/lb.
3.Attributable silver equivalent ounces for Cerro Los Gatos includes 12,492,869 lbs. zinc and 7,487,065 lbs. lead (70%).

The Company produced 7.7 million attributable AgEq ounces in Q1 2025 representing a 49% increase when compared to 5.2 million AgEq ounces produced in Q1 2024.
Furthermore, the Company reported record quarterly silver production of 3.7 million silver ounces representing an 88% increase when compared to 2.0 million silver ounces produced in Q1 2024. Total silver production in the quarter included 1.4 million ounces of attributable silver production from Cerro Los Gatos as well as a notable 17% (0.2 million ounce) increase at San Dimas primarily due to operational improvements.
Consolidated cash cost per AgEq ounce for the quarter was $13.68, representing a 9% improvement compared to $15.00 per ounce in Q1 2024, and 6% below the mid-point of the Company’s 2025 cost guidance. The decrease in cash costs was primarily due to an increase in attributable production of 2.5 million AgEq ounces during the quarter following the acquisition of Cerro Los Gatos on January 16, 2025 along with an 11% increase in AgEq production at San Dimas as a result of operational efficiencies and an increase in mine and plant throughput rates.
Overall, cost efficiency initiatives, along with the weakening Mexico peso relative to the US dollar, which averaged 20% lower compared to the first quarter of 2024, contributed to further reductions in operating and administrative costs per AgEq ounce compared to the first quarter of 2024.
Consolidated AISC per AgEq ounce in the first quarter was $19.24, representing an 11% improvement compared to $21.53 per AgEq ounce in Q1 2024, and 7% below the mid-point of 2025 cost guidance. The decreased AISC was primarily attributable to lower cash costs, along with a 51% decrease in sustaining development costs per AgEq ounce compared to the first quarter of 2024. This was partially offset by a 24% increase in sustaining PP&E investment compared to the first quarter of 2024
Q1 2025 DIVIDEND ANNOUNCEMENT
The Company is pleased to announce that its Board of Directors has declared a cash dividend in the amount of $0.0045 per common share for the first quarter of 2025. The dividend will be paid to holders of record of First Majestic’s common shares as of the close of business on May 16, 2025, and will be paid out on or about May 30, 2025.

Under the Company’s dividend policy, the quarterly dividend per common share is targeted to equal approximately 1% of the Company’s net quarterly revenues divided by the Company’s then outstanding common shares. Note: In the case of net revenues generated from the Cerro Los Gatos Silver Mine (the Company holds a 70% interest in the Los Gatos Joint Venture that owns and operates the mine), 70% of the net revenue from such mine, being the revenue that is attributable to the Company, is used for the purposes of the Company’s quarterly dividend calculation.

The amount and distribution dates of future dividends remain at the discretion of the Board of Directors. This dividend qualifies as an “eligible dividend” for Canadian income tax purposes. Dividends paid to shareholders outside Canada (non-resident investors) may be subject to Canadian non-resident withholding taxes.
ABOUT FIRST MAJESTIC
First Majestic is a publicly traded mining company focused on silver and gold production in Mexico and the United States. The Company presently owns and operates four producing underground mines in Mexico: the Cerro Los Gatos Silver Mine (the Company holds a 70% interest in the Los Gatos Joint Venture that owns and operates the mine), the Santa Elena Silver/Gold Mine, the San Dimas Silver/Gold Mine, and the La Encantada Silver Mine, as well as a portfolio of development and exploration assets, including the Jerritt Canyon Gold project located in northeastern Nevada, U.S.A.

First Majestic is proud to own and operate its own minting facility, First Mint, LLC, and to offer a portion of its silver production for sale to the public. Bars, ingots, coins and medallions are available for purchase online at www.firstmint.com, at some of the lowest premiums available.
For further information, contact info@firstmajestic.com, visit our website at www.firstmajestic.com or call our toll free number 1.866.529.2807.
FIRST MAJESTIC SILVER CORP.
“signed”
Keith Neumeyer, President & CEO
Non-GAAP Financial Measures

This news release includes reference to certain financial measures which are not standardized measures under the Company's financial reporting framework. These measures include cash costs per silver equivalent ounce produced, all-in sustaining cost (or “AISC”) per silver equivalent ounce produced, cash costs per gold ounce produced, AISC per gold ounce produced, total production cost per tonne, average realized silver price per ounce sold, average realized gold price per ounce sold, working capital, adjusted net earnings and EPS, EBITDA, adjusted EBITDA, and free cash flow. The Company believes that these measures, together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company. These measures are widely used in the mining industry as a benchmark for performance but do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures disclosed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. For a complete description of how the Company calculates such measures and a reconciliation of certain measures to GAAP terms please see “Non-GAAP Measures” in the Company's most recent management discussion and analysis filed on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov.

Cautionary Note Regarding Forward Looking Statements
This news release contains "forward-looking information" and "forward-looking statements" under applicable Canadian and U.S. securities laws (collectively, "forward-looking statements"). These statements relate to future events or the Company's future performance, business prospects or opportunities that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management made in light of management's experience and perception of historical trends, current conditions and expected future developments. Forward-looking statements in this news release include, but are not limited to, statements with respect to: the timing for the Company’s dividend payment for the first quarter of 2025 and the shareholder record and payable dates in connection with such dividend payment; and anticipated future results. Assumptions may prove to be incorrect and actual results may differ materially from those anticipated. As such, investors are cautioned not to place undue reliance upon forward-looking statements as there can be no assurance that the plans, assumptions or expectations upon which they are placed will occur. All statements other than statements of historical fact may be forward-looking statements. Statements concerning proven and probable mineral reserves and mineral resource estimates may also be deemed to constitute forward- looking statements to the extent that they involve estimates of the mineralization that will be encountered as and if the property is developed, and in the case of measured and indicated

mineral resources or proven and probable mineral reserves, such statements reflect the conclusion based on certain assumptions that the mineral deposit can be economically exploited. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives or future events or performance (often, but not always, using words or phrases such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "forecast", "potential", "target", "intend", "could", "might", "should", "believe" and similar expressions) are not statements of historical fact and may be "forward-looking statements".

Actual results may vary from forward-looking statements. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause actual results to materially differ from those expressed or implied by such forward-looking statements, including but not limited to: the duration and effects of the coronavirus and COVID-19, and any other pandemics on our operations and workforce, and the effects on global economies and society; general economic conditions including inflation risks; actual results of exploration activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; commodity prices; variations in ore reserves, grade or recovery rates; actual performance of plant, equipment or processes relative to specifications and expectations; accidents; labour relations; relations with local communities; changes in national or local governments; changes in applicable legislation or application thereof; delays in obtaining approvals or financing or in the completion of development or construction activities; exchange rate fluctuations; requirements for additional capital; government regulation; environmental risks; reclamation expenses; outcomes of pending litigation; limitations on insurance coverage as well as those factors discussed in the section entitled “Description of the Business - Risk Factors” in the Company's most recent Annual Information Form for the year ended December 31, 2024 filed with the Canadian securities regulatory authorities under the Company’s SEDAR+ profile at www.sedarplus.ca, and in the Company’s Annual Report on Form 40-F for the year ended December 31, 2024 filed with the United States Securities and Exchange Commission on EDGAR at www.sec.gov/edgar. Although First Majestic has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.

The Company believes that the expectations reflected in these forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included herein should not be unduly relied upon. These statements speak only as of the date hereof. The Company does not intend, and does not assume any obligation, to update these forward-looking statements, except as required by applicable laws.